SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April 1, 2003

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura
Santiago
Chile

(Address of principal executive offices)

Form 20-F ✓ Form 40-F __

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No ✓

March 2003	Distribución y Servicio D&S S.A.

For further informatio
please contact:

Cristóbal Lira
CEO
nibanez@dys.cl
(56 – 2) 200 5201

Miguel Núñez
CFO
mnunez@dys.cl
(56 -2) 200 5735

Loreto Bradford
Investor Relations
lbradford@dys.cl
(56 – 2) 200 5363

IV Quarter 2002 Results

Contents

I.	Highlights and Complementary Information
II.	Comments from the CEO
III.	Analysis of Results
IV.	Sales and Other Indicators
V.	Additional Information
VI.	FECU

I. Highlights

Fourth Quarter 2002

Total sales amounted to US$369,4 million, 6,0 over sales for the same period in 2001. Same store sales decreased by 5.9% compared to the fourth quarter the former year. Net revenues amounted to US$415,4 million, presenting a 7.5% increase over the fourth quarter of 2001.

Gross income totaled US$90.1 million, 4.1% higher than in 2001 when it totaled US$86.5 million. As percentage of revenues, gross income margin decreased from 22.4% in the fourth quarter 2001 to a 21.7% in 2002.

Recurring expenses increased by 36.5% over the former year due to the new store openings and adjustments for provisions of obsolescence amounting to US$3.9 million.

Operating income decreased by 56.7% compared to the former year, from US$27.4 million in the fourth quarter 2001 to US$11.9 million in 2002.

EBITDA decreased by 37.3%, from US$38.3 in 2001 to US$24.0 million in 2002.

Non-operating income presents loss of US$12.6 million, a 39.4% of loss increase over figures of the former year due to extraordinary charges made in connection with the Company restructuring process for US$6.0 million.

The fourth quarter income statement records net loss of US$0.7 million.

During the fourth quarter, the Company opened two new stores in regions: Lider Vecino Los Angeles hypermarket in the VIII Region (October 25, 3,250 sq. m.) and Lider Vecino Matucana hypermarket in the Metropolitan Region (November 26, 3,630 sq.m.).

Period January-December 2002

Total sales amounted to US$1,294.1 million, 10.0% over total sales of the former year. Same stores sales present a 1.4% decrease compared to 2001 same store sales. However, D/S market share for 2002 increased from 29.6% in 2001 to 30.4% in 2002. Net revenues totaled US$1,458.7 million, presenting an increase of 11.5% over the year 2001.

Gross income totaled US$332.9 million, 13.0% over results for the year 2001 when it totaled US$294.6 million. As percentage of revenues, gross income margin increased from 22.5% in 2001 to 22.8% in 2002.

Recurring expenses increased by 29.7% over the former year due mainly to the opening of new stores (8 new stores in total) throughout the year 2002.

Operating income decreased by 24.6% compared to the former year, from US$78.0 million in 2001 to US$58.8 million in 2002.

EBITDA for the year decreased by 12.6% from US$121.2 million in 2001 to US$105.8 million in 2002. EBITDA margin decreased from 9.3% in 2001 to a 7.3% in 2002.

Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at December 31, 2002 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$ 718.61).

IV Quarter 2002 Results	Distribución y Servicio D&S S.A.

Non-operating income presents loss of US$19.6 million, 72.9% higher than loss recorded in 2001 due to extraordinary charges amounting to US$6.0 million originated in the Company restructuring process undertaken in the fourth quarter.

Net income for the year 2002 is US$33.1 million, 41.4% lower than net income for the year 2001.

At December 31 of 2002, 8 new stores have been opened: five new Lider hypermarkets, one Ekono supermarket and two Lider Vecino hypermarkets; and six Ekono supermarkets have been transformed into Lider Vecino hypermarkets in Santiago, with a total increase of 45,726 sq.m. of sales area. These openings and transformations are consistent with the Company’s strategy to increase national coverage by expanding into regions and improving profitability of stores by increasing sales per square meter.

I.1. Complementary Information

Material Events Reported to the SVS during the Fourth Quarter 2002

In accordance with the provisions of article 9 second clause and article 10 of the Law N°18,045, and General Resolution N°30 issued by the Superintendency of Securities and Insurance we have informed the following material events:

December 13, 2002: Listing of D&S Shares in Latibex

On December 13th of the current year, D&S shares have been officially listed in the Latin American Stock Market of the Madrid Stock Exchange (Latibex), and the first transactions in that European stock market are expected to take place next Wednesday, December the 18th.

December 27, 2002: Payment of Dividend

By means of Form N° 1 of Circular Letter N°660 of the Superintendency of Securities and Insurance hereby we inform payment of interim dividend of Ch$5 per share proposed to the Board during Board Meeting N°209 held December 26, 2002. This dividend will be charged to income for the year 2002, and it will be distributed as from January 15, 2003. All shareholders registered in the Company Shareholders Registry as of January 9, 2003 are entitled to this dividend.

December 30, 2002: Changes in General Management

On December 29th, 2002, the Company Chief Executive Officer, Mr. Nicolás Ibáñez, submitted his resignation to office, which was accepted by the Board.

At the same time, the Company Board appointed Mr. Juan Cristóbal Lira Ibáñez as new Chief Executive Officer.

January 2, 2003: Receivable from Disco S.A.

Royal Ahold has communicated to Distribución y Servicio D&S S.A. that, in their opinion, the regulatory rules whereby all United States dollars payment obligations are payable in Argentine pesos, are fully applicable to the payment obligation of the balance from the stock purchase agreement by which the shares of Supermercados Ekono S.A., Argentine based Company, were sold by Distribución y Servicio D&S S.A. to Disco S.A., an Argentine subsidiary of Royal Ahold, on December 23 of 1999, with maturity on May 2, 2003.

Distribución y Servicio D&S S.A. does not share Royal Ahold ´s opinion and has retained legal council in Chile, Argentina and The Netherlands for the analysis of such situation in order to carry out all legal actions available to ensure full compliance of obligations validly undertaken.

Notwithstanding the above, any delay in full payment of Royal Ahold ´s obligation towards D&S, would not have any material effect on the course of the Company operations, nor would it compromise in any way the timely compliance of its financial obligations.

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Distribución y Servicio D&S S. A	IV Quarter 2002 Results

II. Comments from the CEO

During the fourth quarter 2002 same store sales decreased by 5.9% and total sales increased by 6.0% in comparison with the same period of 2001. These figures evidence the stagnant economic conditions affecting the country, with low consumption levels and high unemployment rates (8.7% countrywide in December 2002 — floating quarter average). Despite low sales, the Company sales performance is still above that of the supermarket industry, which records a 2.6% drop in same store sales for the year, while D&S shows a 1.4% same store sales decrease in the same period.	Sales

Gross income for the fourth quarter 2002 amounted to US$90.1 million, representing a 21.7% of net revenues, 4.1% higher than in the same period of 2001. However, recurring operating expenses totaled US$65.7 million, presenting a 37.2% increase over the same period the former year, as a result of the new store openings and adjustments for provisions of obsolete merchandise totaling US$3.9 million. The increase in operating expenses had a negative impact on the Company operating income and EBITDA, which decreased by 57,9% and 38.2%, respectively, in comparison with former year results. Consequently, recurring operating expenses for the year 2002 increased by 29.9%, and operating income and EBITDA decreased by 25.1% and 12.9% compared to results for the year 2001.	Gross Income, Operating Income and EBITDA

As of December 31, 2002, the debt to shareholder’s equity ratio is 0.84 times and the Company records financial debt of US$351.3 million, all Chilean pesos denominated, with no relevant obligations in US dollars. Of the total debt, 45.4% corresponds to short-term obligations.	Financial Structure

During the fourth quarter the Company opened two new stores: Lider Vecino Los Angeles in the VIII Region (October 25, 3,250 sq. m.) and Lider Vecino Matucana in the Metropolitan Region (November 26, 3,630 sq.m.) In sum, at December 31, 2002, 8 new stores have been opened: 5 Lider hypermarkets, one Ekono supermarket and 2 Lider Vecino hypermarkets; and 6 Ekono supermarkets have been transformed into Lider Vecino hypermarkets in Santiago, for a total of 45,726 sq. m. of sales area, representing a 17.3% increase in sales area.	New Store Openings

As of December 31 of 2002, in accordance with the expansion program approved by the Board, the Company has made investments for US$94.9 million, within the US$100 million budget agreed upon.	CAPEX

Even though our priorities continue to be increasing our national coverage, grow in our core business and promote further development in our non-traditional business areas, thus increasing our share in family spending (share of wallet); our daily operations are mainly focused in improving efficiency standards within the Company for higher profitability and returns of our businesses. In this regard, the Company underwent a restructuring process which explains extraordinary charges of US$10 million.	Priorities

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IV Quarter 2002 Results	Distribución y Servicio D&S S. A.

III. Income Statement Fourth Quarter 2002

Net revenues for the fourth quarter 2002 totaled US$415.4 million, representing a 7.5% increase compared to the same period of 2001. This increase is attributed to a 6.0% total sales increase entirely contributed by new stores, along with a 21.3% increase in other income (commercial activities and real state operations). Same store sales, on the other hand, decreased by 5.9% in comparison with the same period the former year. This drop is due to the sustained economic stagnation and persistently low consumption levels resulting from high unemployment rates, in addition to increased competitive pressures in the sector.

TABLE N°1: Fourth Quarter Consolidated Results

	2002			2001			Change

	Ch$ millions	US$ millions	%	Ch$ millions	US$ millions	%	%

Sales	265,445	369.4	88.9%	250,499	348.6	90.2%	6.0%
Other Income	33,086	46.0	11.1%	27,257	37.9	9.8%	21.4%
Net revenues	298,531	415.4	100.0%	277,756	386.5	100.0%	7.5%

Cost of sales	233,807	325.4	78.3%	215,570	300.0	77.6%	8.5%
Gross Income / Margin	64,724	90.1	21.7%	62,186	86.5	22.4%	4.1%
Recurring Operating Expenses	46,927	65.3	15.7%	34,385	47.8	12.4%	36.5%
Start-up Expenses	543	0.8	0.2%	297	0.4	0.1%	82.9%
Total Operating Expenses (SG&A)	47,469	66.1	15.9%	34,682	48.3	12.5%	36.9%
EBITDA	17,255	24.0	5.8%	27,504	38.3	9.9%	-37.3%

Depreciation	8,728	12.1	2.9%	7,826	10.9	2.8%	11.5%
Total Operating Expenses	56,197	78.2	18.8%	42,508	59.2	15.3%	32.2%
Operating Income	8,527	11.9	2.9%	19,679	27.4	7.1%	-56.7%
Financial Expenses	-3,348	-4.7	-1.1%	(3,210)	(4.5)	-1.2%	4.3%
Other Non-operating Income (Expenses)	-5,738	-8.0	-1.9%	(3,306)	(4.6)	-1.2%	73.5%
Monetary Correction	-291	-0.4	-0.1%	(2,945)	(4.1)	-1.1%	-90.1%
Non-Operating Income	-9,086	-12.6	-3.0%	(6,517)	(9.1)	-2.3%	39.4%
Income before Tax	-560	-0.8	-0.2%	13,162	18.3	4.7%	-104.3%
Income Tax	-48	-0.1	0.0%	(2,423)	(3.4)	-0.9%	-98.0%
Minority Interest	10	0.0	0.0%	(59)	(0.1)	0.0%	-117.7%
Income	-597	-0.8	-0.2%	10,681	14.9	3.8%	-105.6%
Amortization of Goodwill	88	0.1	0.0%	84	0.1	0.0%	4.6%
Net Income	-510	-0.7	-0.2%	10,764	15.0	3.9%	-104.7%

(Exchange rate US$ =Ch$718.61)

Gross income totaled US$90.1 million, equivalent to a 21.7% of net revenues, representing a 4.1% increase compared to the same period of 2001.

Recurring operating expenses amounted to US$65.3 million, equivalent to 15.7% of net revenues, representing a 36.5% increase over the fourth quarter the former year. This increase is attributable to higher marketing and selling expenses mainly from the new stores, which are not offset by their level of revenues, in addition to adjustments for provisions of obsolete merchandise totaling US$3.9 million.

Start-up expenses totaled US$0.8 million, equivalent to a 0.2% of net revenues, resulting from our expansion program which included two new store openings under the Lider Vecino format during the quarter: Los Angeles (VIII Region) and Matucana (Metropolitan Region).

Consequently, total operating expenses amounted to US$66.1 million, equivalent to a 15.9% of net revenues, representing a 36.9% increase over the same period in 2001. EBITDA for the fourth quarter 2002 was US$24.0 million, equivalent to a 5.8% of total revenues, representing a 37.3% decrease compared to the same period in 2001.

Operating income decreased by 56.7% in the fourth quarter compared to the previous year, due to higher recurring operating expenses in addition to adjustments for provisions of obsolescence as explained above.

Non-operating income (loss) recorded loss of US$12.6 million loss, equivalent to 3.0% of net revenues, presenting a 39.4% of loss increase compared to the former year. This is mainly due to the increase in other non-operating expenses (1,486.8% increase), from US$0.5 million in the fourth quarter of 2001 to US$7.7 million in the same period of 2002, due to extraordinary charges originated in the Company restructuring process. Financial expenses totaled US$4.7 million, presenting a 4.3% increase compared to the former year. During the fourth quarter 2002 US$0.3 million loss was recorded as currency exchange difference (which is originated in the US dollars account receivable from Disco S.A.), which is 90.1% lower than the amount of exchange difference recorded during the fourth quarter of 2001.

Results for the fourth quarter 2002 show net loss of US$0.7 million, equivalent to a 0.2% of net revenues, which represents a 104.7% decrease compared to results for the same period in the year 2001.

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Distribución y Servicio D&S S. A	IV Quarter 2002 Results

Consolidated Results January-December 2002

TABLE N°2: Consolidated Results January-December

	2002			2001			Change

	Ch$ millions	US$ millions	%	Ch$ millions	US$ millions	%	%

Sales	929,970	1,294.1	88.7%	845,628	1,176.8	89.9%	10.0%
Other Income	118,267	164.6	1.8%	94,682	131.8	1.5%	24.9%
Net revenues	1,048,237	1,458.7	100.0%	940,310	1,308.5	100.0%	11.5%

Cost of sales	808,988	1,125.8	77.2%	728,632	1,013.9	77.5%	11.0%
Gross Income / Margin	239,249	332.9	22.8%	211,678	294.6	22.5%	13.0%
Recurring Operating Expenses	158,249	220.2	15.1%	122,026	169.8	13.0%	29.7%
Start-up Expenses	4,940	6.9	0.5%	2,587	3.6	0.3%	91.0%
Total Operating Expenses (SG&A)	163,190	227.1	15.6%	124,612	173.4	13.3%	31.0%
EBITDA	76,059	105.8	7.3%	87,065	121.2	9.3%	-12.6%

Depreciation	33,817	47.1	3.2%	31,011	43.2	3.3%	9.0%
Total Operating Expenses	197,007	274.1	18.8%	155,623	216.6	16.6%	26.6%
Operating Income	42,242	58.8	4.0%	56,055	78.0	6.0%	-24.6%
Financial Expenses	-13,388	-18.6	-1.3%	(12,651)	(17.6)	-1.3%	5.8%
Other Non-operating Income (Expenses)	-708	-1.0	-0.1%	4,500	6.3	0.5%	-115.7%
Monetary Correction	5,431	7.6	0.5%	5,703	7.9	0.6%	-4.8%
Non-Operating Income	-14,096	-19.6	-1.3%	(8,151)	(11.3)	-0.9%	72.9%
Income before Tax	28,147	39.2	2.7%	47,903	66.7	5.1%	-41.2%
Income Tax	-4,657	-6.5	-0.4%	(7,536)	(10.5)	-0.8%	-38.2%
Minority Interest	-62	-0.1	0.0%	(169)	(0.2)	0.0%	-63.3%
Income	23,428	32.6	2.2%	40,198	55.9	4.3%	-41.7%
Amortization of Goodwill	350	0.5	0.0%	348	0.5	0.0%	0.5%
Net Income	23,777	33.1	2.3%	40,546	56.4	4.3%	-41.4%

(Exchange rate US$ =Ch$718.61)

Income Statement Period January-December 2002

During period January-December 2002, total sales amounted to US$1,294.1 million (corresponding to an 88.7% of total revenues), which represents a 10% increase over the former year. This increase is originated in the new stores opened during the year, while same stores sales present a 1.4% decrease compared to the year 2001. This drop results from the economic stagnation, with low consumption levels and high unemployment rates, in addition to a higher number of stores and increased competitive pressures in the market. Net revenues totaled US$1,458.7 million, representing an 11.5% increase compared to the year 2001, a significant increase considering the economic context affecting the country.

Gross income totaled US$333.5 million, corresponding to a 22.8% of net revenues, and representing a 13.0% increase over the year 2001 when it totaled US$294.6 million and represented a 22.5% of net revenues. This improvement is due to the higher commercial margin, increased commercial activity with suppliers and higher logistic revenues.

Recurring operating expenses (SG&A excluding depreciation and amortization) amounted to US$220.2 million or 15.1% of total revenues, presenting a 29.7% increase over results of 2001. This increase is explained by the opening of new stores in addition to adjustments made in the fourth quarter for provisions of obsolete merchandise.

Start-up expenses totaled US$6.9 million, equivalent to a 0.5% of net revenues, a 92.0% higher than during the former year. These expenses result from the aggressive expansion program undertaken by the Company, which considered the opening of five new Lider hypermarkets (Concepción II, Puerto Montt, Calama, Valdivia and Rancagua), one Ekono supermarket (Miraflores in Viña del Mar), two Lider Vecino hypermarkets (Los Angeles and Matucana) and the conversion of six Ekono supermarkets into the Lider Vecino format (first half 2002, Metropolitan Region).

EBITDA presents a 12.6% decrease compared to the year 2001, totaling US$105.8 million, which represents a 7.3% of total revenues.

Operating income decreased by 24.6% compared to the former year, totaling US$558.8 million, which represents 4.0% of total revenues.

Non-operating income (loss) amounted to US$19.6 million loss (equivalent to 1.3% of net revenues) which represents a 72.9% of loss increase compared to the year 2001 when this figure was US$11.3 million of loss, or 0.9% of net revenues. This result is explained mainly by a 277.2% increase in other non-operating expenses (resulting from restructuring charges made during the fourth quarter) and, to a 5.8% increase in financial expenses in comparison with results for the year 2001.

The income statement for the period January-December 2002 shows net income of US$33.1 million, corresponding to a 2.3% of net revenues, representing a 41.4% decrease when compared to results for the year 2001.

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IV Quarter 2002 Results	Distribución y Servicio D&S S. A.

IV.Sales and Other Indicators

IV.1. Sales

IV.1.A. Total Sales and Same Store Sales

Fourth Quarter 2002

During the fourth quarter of 2002 there was a 6.0% increase in total sales compared to the same period of 2001. Same store sales, on the other hand, decreased by 5.9% compared to the fourth quarter 2001, explained by the 6.3% decrease in sales per transaction, which is only partially offset by the 2.4% increase in the number of transactions. Thus, the increase in total sales is given by new stores opened during the course of 2002, while same store sales figures show the adverse effects of a complex economic environment characterized by low consumption levels and high unemployment in addition to increased competition in the industry.

TABLE 3: D&S TOTAL RETAIL SALES

	TOTAL SALES

	Q1	Q2	Q3	Q4	H1	9M	TOTAL
TOTAL D&S

2002	215,707	224,900	222,879	264,370	440,607	663,486	927,855
2001	183,265	199,603	210,887	249,504	382,868	593,755	843,260
% Change YoY	17.7%	12.7%	5.7%	6.0%	15.1%	11.7%	10.0%
SUPERMARKETS

2002	47,841	41,737	40,073	43,840	89,579	129,652	173,492
2001	53,918	60,557	60,006	45,770	114,475	174,481	220,251
% Change YoY	-11.3%	-31.1%	-33.2%	-4.2%	-21.7%	-25.7%	-21.2%
% D&S 2002	22.2%	18.6%	18.0%	16.6%	20.3%	19.5%	18.7%
% D&S 2001	29.4%	30.3%	28.5%	18.3%	29.9%	29.4%	26.1%
HYPERMARKETS

2002	167,844	183,162	182,806	220,530	351,007	533,812	754,342
2001	129,091	138,921	150,671	203,734	268,012	418,682	622,417
% Change YoY	30.0%	31.8%	21.3%	8.2%	31.0%	27.5%	21.2%
% D&S 2002	77.8%	81.4%	82.0%	83.4%	79.7%	80.5%	81.3%
% D&S 2001	70.4%	69.6%	71.4%	81.7%	70.0%	70.5%	73.8%
GROCERIES

2002	90,191	95,988	94,705	99,268	186,179	280,884	380,152
2001	77,483	88,698	92,466	102,567	166,181	258,647	361,214
% Change YoY	16.4%	8.2%	2.4%	-3.2%	12.0%	8.6%	5.2%
% D&S 2002	41.8%	42.7%	42.5%	37.5%	42.3%	42.3%	41.0%
% D&S 2001	42.3%	44.4%	43.8%	41.1%	43.4%	43.6%	42.8%
PERISHABLES

2002	72,947	79,303	81,450	90,567	152,250	233,699	324,266
2001	64,287	71,317	77,578	85,633	135,605	213,182	298,815
% Change YoY	13.5%	11.2%	5.0%	5.8%	12.3%	9.6%	8.5%
% D&S 2002	33.8%	35.3%	36.5%	34.3%	34.6%	35.2%	34.9%
% D&S 2001	35.1%	35.7%	36.8%	34.3%	35.4%	35.9%	35.4%
NON-FOOD

2002	52,630	49,651	46,781	68,137	102,281	149,061	217,198
2001	41,500	39,581	40,841	61,260	81,081	121,922	183,182
% Change YoY	26.8%	25.4%	14.5%	11.2%	26.1%	22.3%	18.6%
% D&S 2002	24.4%	22.1%	21.0%	25.8%	23.2%	22.5%	23.4%
% D&S 2001	22.6%	19.8%	19.4%	24.6%	21.2%	20.5%	21.7%
SAME STORE SALES v/s TOTAL SALES

Total Sales	215,707	224,900	222,879	264,370	440,607	663,486	927,855
Same Store Sales	191,239	192,963	198,071	234,708	384,201	582,273	816,980
Non-SSS stores	24,468	31,937	24,808	29,662	56,405	81,213	110,875
% Sales SSS stores	88.66%	85.80%	88.87%	88.78%	87.20%	87.76%	88.05%
% Sales Non-SSS stores	11.34%	14.20%	11.13%	11.22%	12.80%	12.24%	11.95%
Total Sales	215,707	224,900	222,879	264,370	440,607	663,486	927,855

[Additional columns below]

[Continued from above table, first column(s) repeated]

	SAME STORE SALES

	Q1	Q2	Q3	Q4	H1	9M	TOTAL
TOTAL D&S

2002	191,239	192,963	198,071	234,708	384,201	582,273	816,980
2001	179,341	193,465	206,378	249,438	372,806	579,184	828,622
% Change YoY	6.6%	-0.3%	-4.0%	-5.9%	3.1%	0.5%	-1.4%
SUPERMARKETS

2002	46,082	41,251	39,820	42,868	87,332	127,152	170,020
2001	44,009	43,541	42,735	45,704	87,550	130,285	175,989
% Change YoY	4.7%	-5.3%	-6.8%	-6.2%	-0.2%	-2.4%	-3.4%
% D&S 2002	24.1%	21.4%	20.1%	18.3%	22.7%	21.8%	20.8%
% D&S 2001	24.5%	22.5%	20.7%	18.3%	23.5%	22.5%	21.2%
HYPERMARKETS

2002	134,585	132,183	135,882	167,769	266,768	402,650	570,419
2001	129,091	136,598	146,372	186,643	265,689	412,061	598,704
% Change YoY	4.3%	-3.2%	-7.2%	-10.1%	0.4%	-2.3%	-4.7%
% D&S 2002	70.4%	68.5%	68.6%	71.5%	69.4%	69.2%	69.8%
% D&S 2001	72.0%	70.6%	70.9%	74.8%	71.3%	71.1%	72.3%
GROCERIES

2002	80,536	83,328	85,064	94,691	163,865	248,928	343,619
2001	75,948	86,078	90,925	102,567	162,026	252,950	355,517
% Change YoY	6.0%	-3.2%	-6.4%	-7.7%	1.1%	-1.6%	-3.3%
% D&S 2002	42.1%	43.2%	42.9%	40.3%	42.7%	42.8%	42.1%
% D&S 2001	42.3%	44.5%	44.1%	41.1%	43.5%	43.7%	42.9%
PERISHABLES

2002	64,699	68,061	72,545	80,965	132,760	205,305	286,270
2001	62,728	69,206	75,922	85,633	131,934	207,855	293,489
% Change YoY	3.1%	-1.7%	-4.4%	-5.5%	0.6%	-1.2%	-2.5%
% D&S 2002	33.8%	35.3%	36.6%	34.5%	34.6%	35.3%	35.0%
% D&S 2001	35.0%	35.8%	36.8%	34.3%	35.4%	35.9%	35.4%
NON-FOOD

2002	46,063	41,604	40,513	59,003	87,668	128,181	187,183
2001	40,670	38,174	39,530	61,194	78,845	118,374	179,568
% Change YoY	13.3%	9.0%	2.5%	-3.6%	11.2%	8.3%	4.2%
% D&S 2002	24.1%	21.6%	20.5%	25.1%	22.8%	22.0%	22.9%
% D&S 2001	22.7%	19.7%	19.2%	24.5%	21.1%	20.4%	21.7%
SAME STORE SALES v/s TOTAL SALES

Total Sales
Same Store Sales
Non-SSS stores
% Sales SSS stores
% Sales Non-SSS stores
Total Sales

Period January-December 2002

During the period January-December 2002, total sales increased by 10.0%, and same stores sales recorded a 1.4% decrease compared to year 2001. As previously stated, the total sales increase is due entirely to the opening of new stores, and the 1.4% same store sales decrease for the period January-December reflects the persistent stagnation in domestic consumption.

IV.1.B Total Sales By Format

Fourth Quarter 2002

Total sales amounted to Ch$220,530 million (US$306.9 million) in the hypermarket division, showing an 8.2% increase compared to the same period of 2001. Thus, during the fourth quarter the hypermarket division reached an 83.4% of total Company sales compared to an 81.7% in the same quarter of 2001. This increase is explained by the conversion of Ekono supermarkets into Lider Vecino hypermarkets (6 conversions during the year 2002 and 13 stores in total to date), and by the new store openings in the Lider hypermarket format. The preponderant weight of the hypermarket format is consistent with the Company strategy of satisfying most of our customers’ needs in one place (one-stop shopping) at the lowest market prices.

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Distribución y Servicio D&S S. A	IV Quarter 2002 Results

Total sales of the supermarket division amounted to Ch$43,840 million (US$61.0 million), 4.2% lower than in the former year, representing a 16.6% of total Company sales. This decrease is explained by the successive transformations of Ekono supermarkets into the Lider Vecino hypermarket format, as described above.

Period January-December 2002

During the 12 month period January-December 2002, total sales of the hypermarket division increased by 21.2% compared to the same period the former year, whereas the supermarket division presents a 21.2% decrease as a result of the conversion of Ekono supermarkets into Lider Vecino hypermarkets.

IV.1.C. Same Stores Sales by Format

Fourth Quarter 2002

In terms of same store sales the hypermarket division presents a 10.1% decrease in the fourth quarter compared to the same period in 2001, and the supermarket division presents a 6.2% decrease during the period. Consolidated same store sales show a 5.9% decrease compared to the same period the former year (this figure includes sales from the new Lider Vecino hypermarkets resulting from the conversion of existing stores, which are not included in the supermarket division nor in the hypermarket division same store sales figures).

Period January-December 2002

Same stores sales for the period January-December 2002 present a 4.7% decrease in the hypermarket division and a 3.4% decrease in the supermarket division compared to the same period in 2001. Consolidated same store sales decreased by 1.4% in comparison with the same period of the former year (this figure includes sales from the new Lider Vecino hypermarkets resulting from the conversion of existing stores not included in the supermarket division nor in the hypermarket division same store sales figures).

IV.1.D. Total Sales and Same Store Sales By Business Area

Fourth Quarter 2002

Total sales during the fourth quarter 2002 decreased by 3.2% in groceries, and increased by 5.8% in perishables and 11.2% in the non-food areas (Home, Apparel, Electronics & Appliances, Beauty Care and Pharmacy). Thus, the non-traditional business areas continue to show higher increases relative to the traditional business areas, consistent with the Company strategy to increase its share in family spending, the so called “share of wallet”. Total non-food sales together represented a 25.8% of the total Company sales in the fourth quarter 2002 compared to a 24.6% share of total sales in the same period of the former year.

In terms of same store sales, the non-food areas present a 2.5% increase over the former year, and the areas of groceries and perishables decrease by 7.7% and 3.6%, respectively.

Period January-December 2002

In the period January-December 2002 total sales of groceries, perishables and non-food present increases of 5.2%, 8.5% and 18.6%, respectively, compared to the former year. Thus, as explained above, the sales mix has gradually changed in accordance with the Company strategy, so groceries represent a 41.0% of total sales, perishables represent a 34.9%, and the non-food areas together represent a 23.4% of the Company sales. In 2001, the sales mix was 42.8% groceries, 35.4% perishables and a 21.7% the non-traditional areas.

In terms of same store sales by business area, sales of groceries and perishables decreased by 3.3% and 2.5% respectively, whereas the non-food areas present an 4.2% increase compared to the former year.

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IV Quarter 2002 Results	Distribución y Servicio D&S S. A.

IV.2. Transactions

IV.2.A. Total Number of Transactions

Fourth Quarter 2002

The number of transactions in the supermarket division presents a 23.2% decrease compared to the same period of the former year. This decrease is explained by the conversion of Ekono supermarkets into Lider Vecino hypermarkets. On the other hand, the total number of transactions in the hypermarket division presents a 44.9% increase compared to the former year, explained mainly by the new store openings, all of them in the hypermarket format (Lider and Lider Vecino).

On a consolidated basis, the total number of transactions for the fourth quarter 2002 increased by 18.7% compared to the same period the former year.

TABLE 4: TRANSACTIONS

	TOTAL TRANSACTIONS							SAME STORE TRANSACTIONS

	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL
TOTAL D&S

2002	27,811	29,117	30,925	35,346	56,928	87,853	123,199	25,174	25,388	27,452	30,711	50,562	78,014	108,725
2001	24,193	26,034	27,254	29,767	50,227	77,481	107,248	23,474	24,874	26,799	29,751	48,348	75,147	104,897
% Change YoY	15.0%	11.8%	13.5%	18.7%	13.3%	13.4%	14.9%	7.2%	2.1%	2.4%	3.2%	4.6%	3.8%	3.6%
SUPERMARKETS

2002	9,640	8,852	8,249	8,966	18,492	26,741	35,708	9,323	9,269	8,184	8,676	18,592	26,776	35,452
2001	10,988	11,833	11,737	11,675	22,821	34,558	46,234	8,973	9,186	8,279	8,563	18,159	26,438	35,001
% Change YoY	-12.3%	-25.2%	-29.7%	-23.2%	-19.0%	-22.6%	-22.8%	3.9%	0.9%	-1.2%	1.3%	2.4%	1.3%	1.3%
HYPERMARKETS

2002	18,171	20,264	22,675	26,144	38,435	61,110	87,254	13,931	13,880	15,022	17,838	27,811	42,833	60,671
2001	13,154	14,168	15,461	18,048	27,322	42,783	60,832	13,154	13,881	15,061	18,048	27,035	42,096	60,145
% Change YoY	38.1%	43.0%	46.7%	44.9%	40.7%	42.8%	43.4%	5.9%	0.0%	-0.3%	-1.2%	2.9%	1.8%	0.9%

IV.2.B. Same Store Transactions

Fourth Quarter 2002

The number of transactions in same stores during the fourth quarter 2002 decreased by 1.2% in the hypermarket division and increased by 1.3% in the supermarket division compared to the same period the former year.

On a consolidated basis the number of transactions in same stores presents a 3.2% increase during the fourth quarter 2002 compared to the former year, which is mainly contributed by the new Lider Vecino stores, which are not included in the supermarket format nor in the hypermarket format but add to the number of same store transactions since they are conversions of existing stores.

IV.3. Sales per Transaction

IV.3.A. Total Sales per Transaction

Fourth Quarter 2002

The average sales per transaction during the fourth quarter 2002 decreased by 25.3% in the hypermarket division, which is explained by the low consumption levels and by the addition of new Lider Vecino stores – with lower sales per trasaction than Lider hypermarkets. Average sales per transaction in the supermarket format presents a 24.7% increase. On a consolidated basis, average sales per transaction presents a 10.8% decrease compared to the same period of 2001.

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Distribución y Servicio D&S S. A.	IV Quarter 2002 Results

TABLE 5: SALES PER TRANSACTION

	TOTAL SALES PER TRANSACTION

	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL
TOTAL D&S

2002	7,756	7,724	7,207	7,480	7,740	7,562	7,521
2001	7,575	7,667	7,738	8,382	7,621	7,660	8,021
% Change YoY	2.4%	0.7%	-6.9%	-10.8%	1.6%	-1.3%	-6.2%

SUPERMARKETS

2002	4,963	4,715	4,858	4,889	4,839	4,845	4,867
2001	4,907	5,118	5,112	3,920	5,012	5,046	4,483
% Change YoY	1.1%	-7.9%	-5.0%	24.7%	-3.5%	-4.0%	8.6%

HYPERMARKETS

2002	9,237	9,039	8,062	8,435	8,989	8,598	8,516
2001	9,814	9,805	9,745	11,288	9,655	9,632	10,460
% Change YoY	-5.9%	-7.8%	-17.3%	-25.3%	-6.9%	-10.7%	-18.6%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	SAME STORE SALES PER TRANSACTION

	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL
TOTAL D&S

2002	7,597	7,600	7,215	7,642	7,599	7,464	7,514
2001	7,640	7,778	7,701	8,384	7,711	7,707	7,899
% Change YoY	-0.6%	-2.3%	-6.3%	-8.8%	-1.5%	-3.2%	-4.9%

SUPERMARKETS

2002	4,943	4,450	4,865	4,941	4,697	4,749	4,796
2001	4,905	4,740	5,162	5,337	4,821	4,928	5,028
% Change YoY	0.8%	-6.1%	-5.7%	-7.4%	-2.6%	-3.6%	-4.6%

HYPERMARKETS

2002	9,661	9,523	9,045	9,405	9,592	9,400	9,402
2001	9,814	9,841	9,718	10,341	9,828	9,789	9,954
% Change YoY	-1.6%	-3.2%	-6.9%	-9.1%	-2.4%	-4.0%	-5.6%

IV.3.B. Same Store Sales per Transaction

Fourth Quarter 2002

The average sales per transaction in same stores presents a 9.1% decrease in the hypermarket division and a 7.4% decrease in the hypermarket division during the fourth quarter of 2002 compared to the same period the former year. On a consolidated basis the amount of same store sales per transaction presents a 4.9% decrease compared to the same period in 2001. Lower sales per transaction – resulting in a 5.9% decrease in same store sales — reflects depressed consumption levels resulting of the sustained economic slowdown affecting the economy.

Period January-December 2002

During 2002, sales per transaction in same stores decreased by 4.9% on a consolidated basis.

IV.4. Sales per Square Meter

TABLE 6: SALES PER SQ.METER (AVERAGE)

	TOTAL SALES/SQ.M

	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL
TOTAL D&S

2002	269,476	263,761	246,691	289,078	266,528	259,518	268,889
2001	253,271	270,872	266,871	318,938	262,151	263,808	279,042
% Change YoY	6.4%	-2.6%	-7.6%	-9.4%	1.7%	-1.6%	-3.6%

SUPERMARKETS

2002	253,935	314,377	293,041	323,892	278,920	283,192	287,026
2001	286,190	283,083	280,509	222,585	284,538	283,141	250,276
% Change YoY	-11.3%	11.1%	4.5%	45.5%	-2.0%	0.0%	14.7%

HYPERMARKETS

2002	274,224	260,017	238,397	283,030	266,622	256,233	265,030
2001	241,204	235,997	261,443	353,295	238,477	246,261	291,489
% Change YoY	13.7%	10.2%	-8.8%	-19.9%	11.8%	4.0%	-9.1%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	SAME STORE SALES/SQ.M

	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL
TOTAL D&S

2002	269,747	276,038	277,210	331,661	266,992	266,992	282,835
2001	253,456	297,596	298,825	348,356	259,773	259,773	281,306
% Change YoY	6.4%	-7.2%	-7.2%	-4.8%	2.8%	2.8%	0.5%

SUPERMARKETS

2002	240,743	310,346	299,584	327,226	259,421	279,926	290,514
2001	233,594	203,539	184,268	222,265	260,071	205,420	209,544
% Change YoY	3.1%	52.5%	62.6%	47.2%	-0.2%	36.3%	38.6%

HYPERMARKETS

2002	277,198	257,300	245,451	290,928	268,221	259,297	267,863
2001	312,936	319,218	319,091	365,670	267,136	317,179	330,856
% Change YoY	-11.4%	-19.4%	-23.1%	-20.4%	0.4%	-18.2%	-19.0%

Total sales per square meter of sales area for the year 2002 amounted to US$374.2 (Ch$268,889), representing a 3.6% decrease compared to the amount recorded in the former year. This decrease is explained by the incorporation of new stores.

Same store sales per square meter for the year 2002 is the amount of US$393.6 (Ch$282,835), representing a 0.5% decrease compared to the year 2001.

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IV Quarter 2002 Results	Distribución y Servicio D&S S. A.

IV.5. Days of Inventory

TABLE 7: DAYS OF INVENTORY (AVERAGE)*

	TOTAL STORES

	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL
TOTAL D&S

2002	36.8	36.5	36.0	30.2	36.7	35.2	34.9
2001	30.9	31.0	33.5	27.3	31.0	31.2	30.7
% Change YoY	6.0	5.5	2.5	3.0	5.7	4.0	4.2
GROCERIES

2002	34.1	33.4	33.0	27.4	33.8	31.7	32.0
2001	29.3	30.2	30.0	30.6	29.7	30.9	30.0
% Change YoY	4.8	3.2	3.0	-3.2	4.0	0.8	2.0
PERISHABLES

2002	11.0	11.1	11.1	10.8	11.1	10.6	11.0
2001	8.8	10.0	10.5	10.4	9.4	9.8	9.9
% Change YoY	2.2	1.1	0.6	0.4	1.6	0.8	1.1
NON-FOOD

2002	94.8	109.2	88.5	90.9	101.5	93.1	95.9
2001	88.3	95.0	107.0	97.8	91.5	96.5	97.0
% Change YoY	6.5	14.3	-18.5	-6.9	10.0	-3.4	-1.2

[Additional columns below]

[Continued from above table, first column(s) repeated]

	SAME STORES

	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL
TOTAL D&S

2002	25.8	25.2	24.1	27.6	25.5	25.1	25.7
2001	23.4	22.4	23.5	24.8	22.9	23.2	23.5
% Change YoY	2.4	2.8	0.6	2.8	2.6	1.9	2.2
GROCERIES

2002	23.6	23.0	20.2	27.5	23.3	22.3	23.6
2001	20.9	20.8		30.6	20.9		18.1
% Change YoY	2.7	2.2	20.2	-3.1	2.4	22.3	5.5
PERISHABLES

2002	7.6	7.6	7.6	10.9	7.6	7.6	8.4
2001	7.0	7.5	7.8	10.4	7.3	7.4	8.2
% Change YoY	0.6	0.1	-0.2	0.5	0.3	0.2	0.2
NON-FOOD

2002	68.3	76.7	60.7	94.1	72.2	68.5	74.9
2001	71.1	72.9	76.8	97.8	72.0	73.6	79.7
% Change YoY	-2.8	3.8	-16.1	-3.8	0.2	-5.0	-4.7

*	Includes inventory of merchandise for sale, materials for operations are not included.

During the fourth quarter 2002, the consolidated average number of days of inventory increased by 2.9 days compared to the same period the former year, from 27.3 days in 2001, to 30.2 days in 2002. The average days of inventory for the period January-December 2002 days of inventory present an increase of 4.2 days, from 30.7 days in 2001 to 34.9 days in 2002.

IV.6. Shrinkage (% of Sales)

TABLE 8: SHRINKAGE (% of SALES)

	TOTAL STORES							SAME STORES

	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL	IQ	IIQ	IIIQ	IVQ	IH	9M
TOTAL D&S

2002	1.76%	1.99%	2.06%	2.09%	1.88%	1.94%	1.98%	1.78%	2.05%	2.10%	2.14%	2.00%	1.97%
2001	1.96%	1.76%	1.64%	1.59%	1.85%	1.78%	1.72%	2.00%	1.81%	1.63%	1.59%	1.76%	1.77%
% points	-0.20	0.24	0.42	0.50	0.03	0.16	0.26	-0.22	0.24	0.47	0.55	0.24	0.19

SUPERMARKETS

2002	1.69%	1.60%	1.28%	1.25%	1.63%	1.50%	1.42%	1.75%	1.37%	1.28%	-1.25%	1.53%	1.48%
2001	1.34%	1.11%	1.41%	1.58%	1.47%	1.45%	1.48%	1.64%	1.37%	1.41%	-1.58%	1.42%	1.44%
% points	0.34	0.49	-0.13	-0.33	0.16	0.06	-0.06	0.11	0.00	-0.13	0.33	0.11	0.05

HYPERMARKETS

2002	1.78%	2.08%	2.24%	2.26%	1.96%	2.06%	2.10%	1.78%	2.22%	2.39%	-2.41%	2.18%	2.14%
2001	2.22%	2.04%	1.70%	1.59%	1.97%	1.86%	1.78%	2.13%	1.92%	1.69%	-1.57%	1.89%	1.89%
% points	-0.44	0.04	0.54	0.67	-0.01	0.20	0.32	-0.35	0.30	0.70	-0.83	0.29	0.25

In the period January-December 2002, consolidated shrinkage as percentage of total sales increased by 0.26 percentage points compared to the same period of the former year, from 1.72% in 2001 to 1.98 in 2002. This increase is originated in the hypermarket division.

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Distribución y Servicio D&S S. A.	IV Quarter 2002 Results

V. Additional Information

V.1. D&S Financial Structure

FIGURE 1: FINANCIAL STRUCTURE (SHORT VS. LONG TERM DEBT)

At December 31, 2002, the debt/shareholders’ equity ratio is 0.84 times, and the Company maintains total financial debt (debt with banks and financial institutions including bonds) equivalent to US$351.3 million, all Chilean pesos denominated, and there are no relevant obligations in US dollars. The main component of the financial debt corresponds to the Bonds issued in December 2000, representing a 31.7% of the total. Of the total amount of debt, 45.4% corresponds to short term obligations.

Financial Debt
In US$ Millions US$=Ch$718.61

D&S Bonds	111.36	31.7%
Commercial Papers	50.28	14.3%
Banco Santiago	72.84	20.7%
Banco Santander	42.66	12.1%
Banco del Estado	24.38	6.9%
Banco de Chile	11.60	3.3%
Banco Citibank	2.14	0.6%
Banco Crédito e Inversiones	0.13	0.0%
Banco Scotiabank (D&S)	2.71	0.8%
Banco Bice	2.85	0.8%
Banco BHIF	11.03	3.1%
Banco Corpbanca	5.10	1.5%
Other	14.18	4.0%
Total Finacial Debt	351.25	100.0%

As of 12.31.2002
TABLE 10 : D&S CURRENT RISK RATINGS		Fitch Ratings	Feller Rate	Fitch IBCA
Instrument	Rating Type	Chile	Chile	USA
Stock	National	Level 2	Level 2
Bonds	National	AA-	AA-
Commercial Papers	National	F1+	AA-/Level+1
Long Term Debt-Local Currency	International			BBB+

On May 2, 2002, Fitch Ratings Chile upgraded the local risk rating of D&S’ bonds from A+ to AA- rating.

On July 22, 2002, Feller Rate Clasificadora de Riesgo Ltda. upgraded the local risk rating of D&S’ bonds from A+ to AA- rating.

V.2. Means of Payment

During the fourth quarter 2002, sales on Presto credit card represented a 10.4% of total Company sales, which compares favorably with a 6.8% share of sales in the same period of 2001, presenting an increase of 3.6 percentage points compared to the same period of the former year.

TABLE 11: MEANS OF PAYMENT

	2000				2001				2002
	IQ	IIQ	IIIQ	IVQ	IQ	IIQ	IIIQ	IVQ	IQ	IIQ	IIIQ	IVQ

Cash	63,1%	62,1%	62,4%	62,3%	61,8%	61,2%	59,5%	57,9%	60.0%	59,2%	59.3%	58.7%
Checks	19.0%	19,5%	19,1%	17,3%	15,6%	15,8%	15,5%	15,1%	14,6%	14,8%	13.5%	12.0%
Credit Cards	12,3%	12,4%	12,2%	10,7%	10,9%	10,8%	11,3%	11,5%	10.0%	10,1%	9.9%	9.7%
Presto Card	4,8%	5,3%	5,4%	5,1%	5,6%	6.0%	6,2%	6,8%	6,9%	7,3%	8.7%	10.4%
Debit Card	0,1%	0,1%	0,3%	3,2%	5,5%	5,7%	6,9%	7,3%	7,8%	8,1%	7.9%	7.7%
Other*	0,7%	0,6%	0,6%	1,4%	0,6%	0,5%	0,6%	1,5%	0,7%	0,5%	0.6%	1.6%

TOTAL	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

*	Other vouchers or means of payment,

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IV Quarter 2002 Results	Distribución y Servicio D&S S. A.

V.3. D&S Financial Information

TABLE 12 : MAIN INDICATORS	JANUARY-DECEMBER		JANUARY-DECEMBER		CHANGE
	2002		2001		2002 / 2001
		%		%	%
	Th Ch$	OF REVENUES	Th Ch$	OF REVENUES.
NET REVENUES	1,048,236,970	100.00%	940,309,671	100.00%	11.48%
GROSS INCOME	239,249,128	22.82%	211,677,695	22.51%	13.03%
SELLING AND ASMINISTRATIVE EXPENSES	197,006,753	18.79%	155,623,133	16.55%	26.59%
OPERATING INCOME	42,242,375	4.03%	56,054,562	5.96%	-24.64%
FINANCIAL EXPENSES	13,387,795	1.28%	12,650,890	1.35%	5.82%
NON OPERATING INCOME	(14,095,859)	-1.34%	(8,151,138)	-0.87%	72.93%
R.A.I.I.D.A.I.E	75,684,235	7.22%	91,343,369	9.71%	-17.14%
NET INCOME	23,777,482	2.27%	40,546,234	4.31%	-41.36%
INITIAL NET WORTH	290,948,830		266,243,713		9.28%
NET INCOME/ INITIAL SHAREHOLDERS’ EQUITY	8.17%		15.23%

TABLE 13 : CONDENSED BALANCE SHEETS

	12.31.2002	12.31.2001	% CHANGE
	ThCh$	Th Ch$	2002 / 2001
CURRENT ASSETS	247,512,885	154,885,917	59.80%
FIXED ASSETS	489,578,815	454,232,533	7.78%
OPERATING ASSETS	737,091,700	609,118,450	21.01%
OTHER ASSETS	18,169,408	77,564,027	-76.57%
TOTAL ASSETS	755,261,108	686,682,477	9.99%

CURRENT LIABILITIES	311,243,263	226,724,217	37.28%
LONG TERM LIBILITIES	143,200,539	168,559,764	-15.04%
TOTAL DEBT	454,443,802	395,283,981	14.97%
MINORITY INTEREST	84,193	449,666	-81.28%
NET WORTH	300,733,112	290,948,830	3.36%
TOTAL LIABILITIES	755,261,108	686,682,477	9.99%

TABLE 14 : FINANCIAL RATIOS

		12.31.2002	12.31.2001	% CHANGE
		ThCh$	Th Ch$	2002 / 2001
TOTAL DEBT	Th Ch$	454,443,802	395,283,981	14.97%
FINANCIAL DEBT	Th Ch$	252,402,872	208,686,749	20.95%
LIQUIDITY RATIO	Times	0.80	0.68
ACID RATIO	Times	0.51	0.37
TOTAL DEBT/TOTAL ASSETS	Times	0.60	0.58
TOTAL DEBT/SHAREHOLDER’S EQUITY	Times	1.51	1.36
FINANCIAL DEBT/SHAREHOLDERS’ EQUITY	Times	0.84	0.72
INTEREST EXPENSES COVERAGE	Times	5.68	6.88
SHORT TERM LIABILITIES	%	68%	57%
LONG TERM LIABILITIES	%	32%	43%

TABLE 15 : PROFITABILITY RATIOS

		12.31.2002	12.31.2001
RETURN OVER SHAREHOLDERS’ EQUITY	%	8.17%	15.23%
RETURN OVER ASSETS	%	3.15%	5.90%
RETURN OVER OPERATIONAL ASSETS	%	3.23%	6.66%
EARNINGS PER SHARE	$	17.23	29.38
RETURN OF DIVIDENDS	%	2.30%	2.06%

Page 11	www.dys.cl

Distribución y Servicio D&S S. A.	IV Quarter 2002 Results

V.4. Market Share

D&S MARKET SHARE

During the fourth quarter 2002 D&S achieved 31.7% of market share countrywide, compared to D&S’s market share of 31.5% in the same period of 2001.

Twelve-months accumulated market share of D&S as of December 31, 2002 is 30.4%, that is, 0.8 percentage points higher than in the same period of 2001, when D&S accounted for 29.6% of the supermarket industry.

Supermarket Industry Total Sales

During the period October-December 2002, supermarket industry sales totaled US$1,168 million (Ch$839,381 billion), which represents a 4.3% growth over the same period of 2001.

Total sales of the Chilean supermarket industry for the period January-December 2002 amounted to US$4,230 million (Ch$3,040 billion), recording a 7.3% growth over the same period of the former year.

D&S total sales growth is above the industry figures (6.0% for the period October-December and 10.0% for the period January-December 2002).

TABLE 16 : D&S and SUPERMARKET INDUSTRY SALES

	TOTAL STORES

	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL

TOTAL D&S
2002	215,706,960,000	224,899,728,000	222,878,904,000	264,369,787,088	440,606,688,000	663,485,592,000	927,855,379,088
2001	183,265,064,000	199,603,360,000	210,887,056,000	249,504,064,996	382,868,424,000	593,755,480,000	843,259,544,996
% Change YoY	17.7%	12.7%	5.7%	6.0%	15.1%	11.7%	10.0%
N° of Stores	55	58	60	62	58	60	62
MARKET SHARE	29.8%	30.8%	29.6%	31.7%	30.3%	30.0%	30.4%

TOTAL SUPERMARKET INDUSTRY
2002	720,685,349,507	729,142,339,906	750,818,764,688	839,380,685,265	1,449,827,689,413	2,200,646,454,101	3,040,027,139,366
2001	649,554,521,642	676,847,435,257	702,442,446,301	804,459,400,251	1,326,401,956,900	2,028,844,403,201	2,833,303,803,452
% Change YoY	11.0%	7.7%	6.9%	4.3%	9.3%	8.5%	7.3%
N° of Stores	630	633	639	642	633	639	642

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IV Quarter 2002 Results	Distribución y Servicio D&S S. A.

D&S and Industry Market Share by Format

Fourth Quarter 2002

Within the Company, the hypermarket format has increased its share of total D&S sales from 81.7% in the fourth quarter 2001 to 83.4% in 2002. This increase results from the conversion of Ekono supermarkets into Lider Vecino hypermarkets and the new store openings, most of them (7 out of 8) under the Lider format.

Period January-December 2002

The hypermarket format represents an 81.3% of total Company sales for the period January December 2002, and supermarkets represent an 18.7%. During the same period in 2002, the hypermarket format represented 73.8% of total sales and supermarket represented 26.2%.

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Distribución y Servicio D&S S. A.	IV Quarter 2002 Results

V.5. Stores

TABLE 17: GEOGRAPHIC DISTRIBUTION OF D&S STORES

		LIDER	LIDER				TOTAL
REGION / MUNICIPALITY	LIDER	MERCADO	VECINO	TOTAL HYPERMARKETS	ALMAC	EKONO	SUPERMARKETS	TOTAL D&S

ARICA						1	1	1
IQUIQUE			1	1		0	0	1
I Region			1	1		1	1	2

ANTOFAGASTA	1			1				1
CALAMA	1			1		2	2	3
II Region	2			2		2	2	4

LA SERENA	1			1				1
IV Region	1			1				1

CALERA						1	1	1
QUILPUE	1			1		1	1	2
VIÑA DEL MAR	1			1		2	2	3
V Region	2			2		4	4	6

CERRILLOS	1			1				1
EL BOSQUE			1	1		0	0	1
EST CENTRAL	1			1				1
INDEPENDENCIA			1	1		0		1
LA FLORIDA	2		1	3		0	0	3
LA REINA	1			1				1
LAS CONDES			1	1	1	5	6	7
LO BARNECHEA		1		1		1	1	2
MACUL	1			1		0	0	1
MAIPU	1			1		2	2	3
ÑUÑOA			1	1		3	3	4
PROVIDENCIA					2	3	5	5
PUENTE ALTO	1			1				1
QUINTA NORMAL			1	1				1
RECOLETA			1	1		0	0	1
SAN BERNARDO			1	1		0	0	1
SAN MIGUEL	1			1		1	1	2
SAN RAMON			1	1		0	0	1
VITACURA	1			1	1	0	1	2
Metropolitan Region XIII	10	1	9	20	4	15	19	39

RANCAGUA	1			1			0	1
VI Region	1			1			0	1

TALCA			1	1		0	0	1
VII Region			1	1		0	0	1

LOS ANGELES			1	1				1
CONCEPCION	2			2				2
VIII Region	2		1	3				3

TEMUCO	1			1		1	1	2
IX Region	1			1		1	1	2

VALDIVIA	1			1				1
OSORNO			1	1		0	0	1
PUERTO MONTT	1			1				1
X Region	2		1	3		0	0	3

COMPANY TOTAL	21	1	13	35	4	23	27	62

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IV Quarter 2002 Results	Distribución y Servicio D&S S. A.

V.6. Historical Series

TABLE 18: GROSS MARGIN (% OF REVENUES)

	Q1	Q2	Q3	Q4
TOTAL D&S

2002	22.6	23.3	23.9	21.7
2001	22.4	22.2	23.0	22.4
2000	21.6	22.3	21.6	21.4
1999	20.7	21.0	21.5	20.6
1998	22.1	22.6	23.2	17.6
1997	21.2	22.2	22.2	21.7

TABLE 19: RECURRING EXPENSES (% OF REVENUES)

	Q1	Q2	Q3	Q4
TOTAL D&S

2002	13.6	15.5	15.4	15.7
2001	12.6	14.1	13.3	12.1
2000	11.9	13.1	12.6	12.3
1999	12.9	14.4	13.5	14.1
1998	13.1	13.1	13.2	12.7
1997	12.0	12.6	13.1	11.2

TABLE 20: EBITDA (% OF REVENUES)

	Q1	Q2	Q3	Q4
TOTAL D&S

2002	8.5	6.8	8.2	5.8
2001	9.8	7.9	9.0	10.2
2000	9.9	8.9	8.9	8.8
1999	7.6	6.7	8.0	6.5
1998	8.4	8.4	7.7	2.8
1997	8.5	8.8	8.8	9.3

TABLE 21: OPERATING INCOME (% OF REVENUES)

	Q1	Q2	Q3	Q4
TOTAL D&S

2002	5.1	3.5	4.9		2.9
2001	6.2	4.5	5.6		7.3
2000	6.1	5.3	5.5		5.8
1999	3.8	2.9	3.8		2.9
1998	5.7	5.9	5.0	-	0.1
1997	6.0	6.1	5.9		6.7

Page 15	www.dys.cl

Distribución y Servicio D&S S. A.	IV Quarter 2002 Results

V.7. Quarterly Results

TABLE 22: QUARTERLY RESULTS

	Q1				Q2

	Ch$ millions	%	Change%		Ch$ millions	%	Change%

Sales	216,203	88.4%		17.6%	225,094	88.6%	12.7%
Other Income	28,498	11.6%		40.8%	29,036	11.4%	29.5%
Net revenues	244,701	100.0%		19.9%	254,131	100.0%	14.4%

Cost of sales	189,302	77.4%		19.6%	194,860	76.7%	12.8%
Gross Income / Margin	55,399	22.6%		21.0%	59,271	23.3%	20.1%
Recurring Operating Expenses	33,186	13.6%		29.1%	39,476	15.5%	26.5%
Start-up Expenses	1,359	0.6%		100.0%	2,468	1.0%	100.0%
Total Operating Expenses (SG&A)	34,545	14.1%		34.4%	41,944	16.5%	32.0%
EBITDA	20,854	8.5%		3.8%	17,326	6.8%	-1.5%

Depreciation	8,338	3.4%		9.0%	8,347	3.3%	8.1%
Total Operating Expenses	42,882	17.5%		28.6%	50,291	19.8%	27.3%
Operating Income	12,517	5.1%		0.6%	8,980	3.5%	-9.0%
Financial Expenses	-3,774	-1.5%		20.6%	-2,861	-1.1%	-9.2%
Other Non-operating Income (Expenses)	-112	0.0%	-	108.0%	1,950	0.8%	-30.2%
Monetary Correction	174	0.1%		-87.2%	2,222	0.9%	15.1%
Non-Operating Income	-3,886	-1.6%		134.2%	-911	-0.4%	156.0%
Income before Tax	8,631	3.5%		-20.0%	8,069	3.2%	-15.2%
Income Tax	-1,327	-0.5%		-18.7%	-1,279	-0.5%	-16.8%
Minority Interest	-29	0.0%		-27.8%	-18	0.0%	-44.4%
Income	7,274	3.0%		-20.2%	6,771	2.7%	-14.8%
Amortization of Goodwill	87	0.0%		2.2%	87	0.0%	-2.0%
Net Income	7,362	3.0%		-20.0%	6,859	2.7%	-14.6%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Q3			Q4

	Ch$ millions	Change%		Ch$ millions	%	Change%

Sales	223,228		5.6%	265,445	88.9%	6.0%
Other Income	27,646		0.7%	33,086	11.1%	21.4%
Net revenues	250,874		6.3%	298,531	100.0%	7.5%

Cost of sales	191,019		5.0%	233,807	78.3%	8.5%
Gross Income / Margin	59,855		10.3%	64,724	21.7%	4.1%
Recurring Operating Expenses	38,661		23.2%	46,927	15.7%	36.5%
Start-up Expenses	571		100.0%	543	0.2%	82.9%
Total Operating Expenses (SG&A)	39,232		18.5%	47,469	15.9%	36.9%
EBITDA	20,624		-2.5%	17,255	5.8%	-37.3%

Depreciation	8,405		7.8%	8,728	2.9%	11.5%
Total Operating Expenses	47,636		16.5%	56,197	18.8%	32.2%
Operating Income	12,219		-8.5%	8,527	2.9%	-56.7%
Financial Expenses	-3,404		8.0%	-3,348	-1.1%	4.3%
Other Non-operating Income (Expenses)	3,192	-	127.2%	-5,738	-1.9%	73.5%
Monetary Correction	3,326		-27.9%	-291	-0.1%	-90.1%
Non-Operating Income	-212	-	119.2%	-9,086	-3.0%	39.4%
Income before Tax	12,007		-16.9%	-560	-0.2%	-104.3%
Income Tax	-2,003		-22.6%	-48	0.0%	-98.0%
Minority Interest	-25		-40.3%	10	0.0%	-117.7%
Income	9,979		-15.6%	-597	-0.2%	-105.6%
Amortization of Goodwill	87		-2.2%	88	0.0%	4.6%
Net Income	10,067		-15.5%	-510	-0.2%	-104.7%

(Exchange rate US$ =Ch$ 718.61)

	H1			9M			TOTAL

	Ch$ millions	%	Change%	Ch$ millions	%	Change%	Ch$ millions	Change%

Sales	441,298	88.5%	15.1%	664,525	88.6%	11.6%	929,970	10.0%
Other Income	57,534	11.5%	34.8%	85,181	11.4%	35.9%	118,267	24.9%
Net revenues	498,832	100.0%	17.0%	749,706	100.0%	13.1%	1,048,237	11.5%

Cost of sales	384,162	77.0%	16.1%	575,181	76.7%	12.1%	808,988	11.0%
Gross Income / Margin	114,670	23.0%	20.5%	174,525	23.3%	16.7%	239,249	13.0%
Recurring Operating Expenses	72,662	14.6%	27.7%	111,323	14.8%	14.8%	158,249	29.7%
Start-up Expenses	3,827	0.8%	100.0%	4,398	0.6%	100.0%	4,940	91.0%
Total Operating Expenses (SG&A)	76,489	15.3%	33.1%	115,720	15.4%	27.7%	163,190	31.0%
EBITDA	38,181	7.7%	1.3%	58,805	7.8%	-0.1%	76,059	-12.6%

Depreciation	16,684	3.3%	8.5%	25,089	3.3%	8.2%	33,817	9.0%
Total Operating Expenses	93,173	18.7%	27.9%	140,809	18.8%	23.7%	197,007	26.6%
Operating Income	21,497	4.3%	-3.7%	33,716	4.5%	-5.5%	42,242	-24.6%
Financial Expenses	-6,635	-1.3%	5.7%	-10,040	-1.3%	6.4%	-13,388	5.8%
Other Non-operating Income (Expenses)	1,838	0.4%	-56.2%	5,030	0.7%	-3.2%	-708	-115.7%
Monetary Correction	2,396	0.5%	-27.2%	5,722	0.8%	-33.7%	5,431	-4.8%
Non-Operating Income	-4,797	-1.0%	138.1%	-5,010	-0.7%	448.6%	-14,096	72.9%
Income before Tax	16,699	3.3%	-17.7%	28,706	3.8%	-17.5%	28,147	-41.2%
Income Tax	-2,606	-0.5%	-17.8%	-4,609	-0.6%	-20.0%	-4,657	-38.2%
Minority Interest	-48	0.0%	-35.2%	-72	0.0%	-37.1%	-62	-63.3%
Income	14,046	2.8%	-17.7%	24,025	3.2%	-16.9%	23,428	-41.7%
Amortization of Goodwill	175	0.0%	0.0%	262	0.0%	-0.8%	350	0.5%
Net Income	14,220	2.9%	-17.5%	24,287	3.2%	-16.7%	23,777	-41.4%

(Exchange rate US$ =Ch$718.61)

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IV Quarter 2002 Results	Distribución y Servicio D&S S. A.

V.8. Macroeconomics

FIGURE 6: ECONOMIC ACTIVITY MONTHLY INDEX (IMACEC)

FIGURE 7: RETAIL SECTOR SALES INDEX

FIGURE 8: SUPERMARKET INDUSTRY — SAME STORE SALES INDEX

Page 17	www.dys.cl

Distribución y Servicio D&S S. A.	IV Quarter 2002 Results

V.9. Fourth Quarter 2002:
Recent Evolution and Future Outlook of the Chilean Economy

Recent Developments: The Chilean economy has faced difficulties in resuming sustained growth rates of over 4% per year, which in itself is a mediocre growth rate compared to the high rates recorded in the period 1986-1997. After several attempts for recovery, which were disrupted by external shocks or other internal factors, the economy, driven by an expansive monetary policy, showed the first signs of recovery towards the end of the year. The resulting effects of this recovery became evident through two channels: (1) increases in domestic demand, and (2) expansion of net exports (as a consequence of the dollar appreciation). Furthermore, the resulting drop of unemployment rates and the closing of important trade agreements further contributed to improve the expectations of consumers and entrepreneurs therefore boosting the response of domestic demand to the lower interest rates. In terms of domestic demand, sales of durable goods (especially automobiles and electric appliances) and construction have been the most dynamic sectors. Regarding net exports, the expansion is related both to growth of non-copper exports as well as to the low growth rates shown by imports (with substitution by domestic manufacturing driven by the higher currency exchange rate). However the recovery process -gaining momentum towards the end of 2002 and beginning of 2003- faces now another relevant external shock which is the increased uncertainty regarding the development of the war with Irak, in terms of duration, destruction and posible future retalliations.

In terms of economic activity, GDP growth in four quarters reached a 1.7% in the third quarter and an estimated 3.0% in the fourth quarter.

Future Outlook: Since Chile is a small country that is open to the world and given that there has been slow progress in removing internal constraints to economic growth, prospects for short term growth are directly linked to the way in which the resolution of uncertainties in the geopolitical front evolves. In fact, the resulting effects of increased uncertainty are being strongly felt in the boost of oil prices and the steep drop in expectations of consumers and entrepreneurs, consequently evolving towards a quick slow down of economic growth in the United States, low growth rates in Europe and a setback into stagnation in Japanese economy. In Europe, the combination of a strong appreciation of the Euro, a drastic increase in oil prices and increased geopolitical uncertainty also contribute to slow down growth, with official growth estimates of 0.1% and 0.2% for the first and second quarter of 2003. In Japan the recovery process unrolling during the fourth quarter is losing momentum as a result of the yen appreciation and the economic slow down in the United States and Europe. Regarding expectations for the year, these will continue to depend on the course of the war in Irak. The main scenario for the United Status, under the assumption of a short war with few negative sequels, considers a sluggish first half followed by a strong recovery once the geopolitical uncertainty shows a decreasing trend. In this scenario, recovery in Europe and Japan would start well into 2003 after the recovery in the United States shows further progress.

     Regarding expectations for the Chilean economy, the pronounced increases in oil prices, the uncertainty in geopolitical matters and the slow down in world economic growth will be restraining factors. On the contrary, the expansive monetary policy and the strong depreciation of the Chilean peso will act as driving factors. The final outcome should be a slow down in the recovery of domestic demand. In the main scenario of a short war and reduced uncertainty taking place well into the first half, economic growth should speed up during the second half of 2003. In this scenario Chilean economy would grow in the order of 2.5% in the first half (compared to the same period of the former year) and slightly over 3.5% in the second half of 2003. In the case of an alternative scenario which considers a more difficult war involving more destruction and a gradual decrease in geopolitical uncertainty, growth for the year would be around 2% with little change compared to economic growth recorded for the year 2002.

Vittorio Corbo Economist Pontificia Universidad Católica de Chile

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IV Quarter 2002 Results	Distribución y Servicio D&S S. A.

VI. FECU

VI.1. Balance Sheets — Assets

Rut:	96439000-2
Period:	01-01-2002 to 12-31-2002	1.01.04.00 R.U.T.
Expressed in: Thousand Chilean pesos		96439000-2
Type of Balance Statement: Consolidated
2.00	FINANCIAL STATEMENTS
2.01	BALANCE SHEETS	month day year	month day year
1.00.01.30	Type of currency: Chilean pesos	from 01/ 01/ 2002	from 01/ 01/ 2001
1.00.01.40	Type of Balance Statement: Consolidated	to 12/ 31/ 2002	to 12/ 31/ 2001

ASSETS			CURRENT	PRIOR

5.11.00.00	TOTAL CURRENT ASSETS		247,512,886	154,885,917

	5.11.10.10	Cash and cash equivalents	19,763,504	23,626,623
	5.11.10.20	Time deposits
	5.11.10.30	Marketable securities (net)	1,376,155	5,682,964
	5.11.10.40	Sales debtors (net)	54,899,652	41,714,596
	5.11.10.50	Notes receivable (net)	554,743	1,132,783
	5.11.10.60	Sundry debtors (net)	69,576,351	7,076,082
	5.11.10.70	Documents and accounts receivable from related companies	1,453,227	1,050,955
	5.11.10.80	Inventories (net)	89,257,225	70,902,796
	5.11.10.90	Refundable taxes	5,041,112	692,449
	5.11.20.10	Prepaid expenses	2,446,406	1,516,002
	5.11.20.20	Deferred taxes	1,999,059	709,238
	5.11.20.30	Other current assets	1,145,452	781,429
	5.11.20.40	Leasing contracts (net)
	5.11.20.50	Assets for leasing (net)
5.12.00.00	TOTAL FIXED ASSETS		489,578,816	454,232,533

	5.12.10.00	Land	128,836,998	126,733,456
	5.12.20.00	Buildings and infrastructure	339,553,205	303,654,992
	5.12.30.00	Machinery and equipment	127,146,814	109,689,360
	5.12.40.00	Other fixed assets	64,089,369	53,534,665
	5.12.50.00	Reserve for techinical revaluation of fixed assets	4,025,747	4,025,747
	5.12.60.00	Depreciation (minus)	(174,073,317)	(143,405,687)
5.13.00.00	TOTAL OTHER ASSETS		18,169,406	77,564,026

	5.13.10.10	Investment in related companies	1,608,593	555,272
	5.13.10.20	Investment in other companies	69,565	830,918
	5.13.10.30	Goodwill	10,746,205	11,533,084
	5.13.10.40	Negative goodwill (minus)	(1,086,606)	(1,436,297)
	5.13.10.50	Long-term debtors	2,905,971	61,315,840
	5.13.10.60	Notes and accounts receivable from related companies — long term
	5.13.10.65	Long-term deferred taxes
	5.13.10.70	Intangibles
	5.13.10.80	Amortization (minus)
	5.13.10.90	Others	3,925,678	4,765,209
	5.13.20.10	Long-term leasing contracts (net)
5.10.00.00	TOTAL ASSETS		755,261,108	686,682,476

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Distribución y Servicio D&S S. A.	IV Quarter 2002 Results

VI. FECU

VI.2. Balance Sheets — Liabilities

Rut:	96439000-2
Period:	01-01-2002 to 12-31-2002	1.01.04.00 R.U.T.
Expressed in: Thousand Chilean pesos		96439000-2
Type of Balance Statement: Consolidated		month day year	month day year
1.00.01.30	Type of currency: Chilean pesos	from 01/ 01/ 2002	from 01/ 01/ 2001
1.00.01.40	Type of Balance Statement: Consolidated	to 12/ 31/ 2002	to 12/ 31/ 2001

LIABILITIES			CURRENT	PRIOR

5.21.00.00	TOTAL CURRENT LIABILITIES		311,243,264	226,724,216

	5.21.10.10	Debt with banks and financial institutions — short term	46,060,580	13,115,122
	5.21.10.20	Debt with banks and financial institutions — long term portion	37,073,939	25,740,337
	5.21.10.30	Obligations with public (notes)	24,086,447
	5.21.10.40	Obligations with public — short term portion ( bonds )	1,580,005	1,583,994
	5.21.10.50	Long term debt with maturity within a year	5,889,728	4,545,328
	5.21.10.60	Dividends to be paid	6,900,000	7,107,000
	5.21.10.70	Accounts payable	158,515,301	153,879,088
	5.21.10.80	Documents payable
	5.21.10.90	Sundry creditors	5,874,931	5,068,700
	5.21.20.10	Documents and accounts payable to suppliers	7,633,815	4,846,067
	5.21.20.20	Accruals	15,031,393	7,808,934
	5.21.2030	Witholdings	2,404,349	2,006,619
	5.21.20.40	Income tax		902,262
	5.21.20.50	Income received in advance	49,837	48,750
	5.20.20.60	Deferred taxes
	5.21.20.70	Other current assets	142,939	72,015
5.22.00.00	TOTAL LONG TERM LIABILITIES		143,200,539	168,559,764

	5.22.10.00	Debt with banks and financial institutions	32,736,576	69,621,179
	5.22.20.00	Obligations with public — long term ( bonds )	92,964,152	81,160,775
	5.22.30.00	Documents payable — long term	236,896	1,649,556
	5.22.40.00	Sundry creditors — long term	11,774,549	11,270,458
	5.22.50.00	Notes & accounts payable to related companies
	5.22.60.00	Accruals	2,928,345	2,480,542
	5.22.65.00	Deferred taxes — long term	2,189,245	2,042,528
	5.22.70.00	Other long term liabilities	370,776	334,726
5.23.00.00	MINORITY INTEREST		84,193	449,666

5.24.00.00	SHAREHOLDERS' EQUITY		300,733,112	290,948,830

	5.24.10.00	Capital paid	214,784,612	214,784,612
	5.24.20.00	Capital revaluation reserve
	5.24.30.00	Additional paid-in capital
	5.24.40.00	Other reserves	1,300,794	1,300,794
	5.24.50.00	Retained earnings (addition of codes 5.24.51.00 to 5.24.56.00)	84,647,706	74,863,424
	5.24.51.00	Reserve for future dividends
	5.24.52.00	Accrued income	67,770,224	41,424,190
	5.24.53.00	Accrued loss (minus)
	5.24.54.00	Income (loss) for the period	23,777,482	40,546,234
	5.24.55.00	Provisory dividends (minus)	(6,900,000)	(7,107,000)
	5.24.56.00	Accrued deficit development period
5.20.00.00	TOTAL LIABILITIES		755,261,108	686,682,476

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IV Quarter 2002 Results	Distribución y Servicio D&S S. A.

VI. FECU

VI.3. Income Statement

Rut:	96439000-2
Period :	01-01-2002 to 12-31-2002	1.01.04.00 R.U.T.
Expressed in : Thousand Chilean pesos		96439000-2
Type of Balance Statement: Consolidated		month day year	month day year
1.00.01.30	Type of currency Pesos	from 01/ 01/ 2002	from 01/ 01/ 2001
1.00.01.40	Type of Balance StatementConsolidated	to 12/ 31/ 2002	to 12/ 31/ 2001

INCOME STATEMENT		CURRENT	PRIOR

5.31.11.00	OPERATING INCOME	42,242,375	56,054,562

5.31.11.10	GROSS MARGIN	239,249,128	211,677,694
5.31.11.11	Net revenues	1,048,236,970	940,309,671
5.31.11.12	Cost of sales (minus)	(808,987,842)	(728,631,977)
5.31.11.20	Selling and administrative expenses (minus)	(197,006,753)	(155,623,132)
5.31.12.00	NON-OPERATING INCOME	(14,095,859)	(8,151,138)

5.31.12.10	Financial/interest income	454,073	1,001,436
5.31.12.20	Income from investment in related companies	313,527	171,259
5.31.12.30	Other non-operating income	189,274	76,701
5.31.12.40	Loss from investment in related companies (minus)
5.31.12.50	Amortization of goodwill (minus)	(786,879)	(779,686)
5.31.12.60	Financial expenses (minus)	(13,387,795)	(12,650,890)
5.31.12.70	Other non-operating expenses (minus)	(6,309,227)	(1,672,767)
5.31.12.80	Monetary correction	476,287	(469,256)
5.31.12.90	Currency exchange differences	4,954,881	6,172,065
5.31.10.00	INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEMS	28,146,516	47,903,424

5.31.20.00	INCOME TAX	(4,656,809)	(7,536,207)
5.31.30.00	EXTRAORDINARY ITEMS
5.31.40.00	NET INCOME (LOSS) BEFORE MINORITY INTEREST	23,489,707	40,367,217
5.31.50.00	MINORITY INTEREST	(61,916)	(168,886)
5.31.00.00	NET INCOME (LOSS)	23,427,791	40,198,331

5.32.00.00	Amortization of negative goodwill	349,691	347,903
5.30.00.00	NET INCOME (LOSS) FOR THE PERIOD	23,777,482	40,546,234

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Distribución y Servicio D&S S. A.	IV Quarter 2002 Results

VI. FECU

VI.4. Cash Flows Statement

1.00	Type of Currency	Pesos		96.439.000-2
1.00	Type of Balance Statement	Consolidated	month day year	month day year
5.03	Method of Cash Flow	I	from 01/ 01/ 2002	from 01/ 01/ 2001
	Statement		to 12/ 31/ 2002	to 12/ 31/ 2001

CASH FLOWS STATEMENTS - INDIRECT			CURRENT	PRIOR

5.50.00.00	NET CASH FLOWS FROM OPERATING ACTIVITIES		27,663,509	66,130,713

	5.50.10.00	Income (loss) for the period	23,777,482	40,546,234
	5.50.20.00	Income on sale of fixed assets	125,629	32,275
		5.50.20.10 (Gain) Loss on sale of fixed assets	125,629	32,275
		5.50.20.20 Gain on sale of investments (minus)
		5.50.20.30 Loss on sale of investments
		5.50.20.40 (Gain) Loss on sale of other assets
	5.50.30.00	Charges (credit) to income statement which do not represent cash flows	28,985,614	26,038,591
		5.50.30.05 Depreciation for the period	33,817,117	31,010,804
		5.50.30.10 Amortization of intangibles
		5.50.30.15 Writeoffs and provisions
		5.50.30.20 Gain from investment in related companies (minus)	-313,527	-171,259
		5.50.30.25 Loss from investment in related companies
		5.50.30.30 Amortization of goodwill	786,879	779,686
		5.50.30.35 Amortization of negative goodwill (minus)	-349,691	-347,903
		5.50.30.40 Net monetary correction	-476,287	469,256
		5.50.30.45 Net currency exchange difference	-4,954,881	-6,172,065
		5.50.30.50 Other credits to income statement which do not represent cash flows
		5.50.30.55 Other charges to income statement which do not represent cash flows	476,004	470,072
	5.50.40.00	Changes in assets affecting cash flows (increase) decrease	-32,371,983	-27,214,360
		5.50.40.10 Sales debtors	-14,896,180	-10,070,676
		5.50.40.20 Inventories	-18,354,429	-18,235,007
		5.50.40.30 Other assets	878,626	1,091,323
	5.50.50.00	Changes in liabilities affecting cash flows (increase) decrease	7,084,851	26,623,637
		5.50.50.10 Accounts payable related to the operation	4,636,213	24,097,331
		5.50.50.20 Interest payable	-232,695	-198,389
		5.50.50.30 Income tax payable (net)	-2,045,367	3,782,944
		5.50.50.40 Other accounts payable related to results other than operation	8,677,633	843,740
		5.50.50.50 VAT and other similar taxes payable (net)	-3,950,933	-1,901,989
	5.50.60.00	Gain (loss) in minority interest	61,916	168,886
5.41.12.00	NET CASH FLOWS FROM FINANCING ACTIVITIES		32,135,244	-858,503

	5.41.12.05	Proceeds from issuance of common stock
	5.41.12.10	Proceeds from loans	77,770,012	31,880,866
	5.41.12.15	Bonds	36,215,791
	5.41.12.20	Proceeds from loans from related companies
	5.41.12.25	Proceeds from other loans from related companies	2,360,598	3,601,794
	5.41.12.30	Other sources of financing
	5.41.12.35	Payment of dividends (minus)	-14,200,200	-8,733,082
	5.41.12.40	Withdrawals of capital (minus)
	5.41.12.45	Repayment of loans (minus)	-60,804,715	-27,400,213
	5.41.12.50	Repayment of bonds (minus)	-206,242	-207,868
	5.41.12.55	Repayment of loans from related companies (minus)
	5.41.12.60	Repayment of other loans from related companies (minus)
	5.41.12.65	Expenses from the issuance of common stock (minus)
	5.41.12.70	Expenses from the issuance of bonds (minus)
	5.41.12.75	Other expenses related to financing activities (minus)
5.41.13.00	NET CASH FLOWS FROM INVESTING ACTIVITIES		-69,158,884	-74,869,813

	5.41.13.05	Proceeds from sale of property, plant and equipment	72,269	980,229
	5.41.13.10	Proceeds from sale of long-term investments
	5.41.13.15	Proceeds from sale of other investments		1,765
	5.41.13.20	Decrease in loans to related companies
	5.41.13.25	Decrease in other loans to related companies
	5.41.13.30	Other proceeds from investment	373,193
	5.41.13.35	Purchases of property, plant and equipment	-68,159,921	-71,198,753
	5.41.13.40	Payment of capitalized interest (minus)	-1,042,153	-1,814,380
	5.41.13.45	Long-term investments (minus)		-600,214
	5.41.13.50	Investment in financial instruments (minus)
	5.41.13.55	Loans to related companies (minus)
	5.41.13.50	Investment in financial instruments (minus)
	5.41.13.55	Loans to related companies (minus)
	5.41.13.60	Other loans to related companies (minus)	-402,272	-988,463
	5.41.13.65	Other expenses from investing activities (minus)		-1,294,997
5.41.10.00	NET CASH FLOWS FOR THE PERIOD		-9,360,131	-9,597,603

5.41.20.00	EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS		1,214,730	174,070
5.41.00.00	NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS		-8,145,401	-9,423,533
5.42.00.00	CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		29,209,021	38,632,554
5.40.00.00	CASH AND CASH EQUIVALENTS AT END OF YEAR		21,063,620	29,209,021

www.dys.cl	Page 22

IV Quarter 2002 Results	Distribución y Servicio D&S S. A.

Historical Series

Consolidated Results	1996		1997		1998
In Ch$ Millions
Currency of December 2002	Ch$Millions	%	Ch$Millions	%	Ch$Millions	%

Sales	387,136	94.3%	517,355	92.0%	638,636	91.1%
Other Income	23,184	5.7%	45,194	8.0%	62,167	8.9%
Net revenues	410,320	100.0%	562,550	100.0%	700,803	100.0%
Cost of sales	324,605	79.1%	439,882	78.2%	553,001	78.9%
Gross Income / Margin	85,715	20.9%	122,668	21.8%	147,802	21.1%
Recurring Operating Expenses	48,186	11.7%	72,760	12.9%	91,261	13.0%
Start-up Expenses					11,271	1.6%
Total Operating Expenses (SG&A)	48,186	11.7%	72,760	12.9%	102,532	14.6%
EBITDA	37,528	9.1%	49,908	8.9%	45,270	6.5%
Depreciation	8,674	2.1%	15,085	2.7%	19,193	2.7%
Total Operating Expenses	56,860	13.9%	87,845	15.6%	121,725	17.4%
Operating Income	28,855	7.0%	34,823	6.2%	26,076	3.7%
Financial Expenses	(3,086)	-0.8%	(1,900)	-0.3%	(5,398)	-0.8%
Other Non-operating Income (Expenses)	(806)	-0.2%	(1,972)	-0.4%	(941)	-0.1%
Monetary Correction	303	0.1%	(352)	-0.1%	1,383	0.2%
Non-Operating Income	(3,589)	-0.9%	(4,224)	-0.8%	(4,955)	-0.7%
Income before Tax	25,265	6.2%	30,599	5.4%	21,121	3.0%
Income Tax	(3,439)	-0.8%	(3,525)	-0.6%	(2,031)	-0.3%
Minority Interest	17	0.0%	(81)	0.0%	(40)	0.0%
Income	21,843	5.3%	26,992	4.8%	19,051	2.7%
Amortization of Goodwill	343	0.1%	343	0.1%	336	0.0%
Net Income	22,186	5.4%	27,335	4.9%	19,387	2.8%

[Additional columns below]

[Continued from above table, first column(s) repeated]

Consolidated Results	1999		2000		2001
In Ch$ Millions
Currency of December 2002	Ch$Millions	%	Ch$Millions	%	Ch$Millions	%	%

Sales	801,228	91.4%	771,997	90.6%	845,628	89.9%	88.7%
Other Income	75,622	8.6%	80,185	9.4%	94,682	10.1%	11.3%
Net revenues	876,850	100.0%	852,182	100.0%	940,310	100.0%	100.0%
Cost of sales	693,295	79.1%	666,742	78.2%	728,632	77.5%	77.2%
Gross Income / Margin	183,555	20.9%	185,440	21.8%	211,678	22.5%	22.8%
Recurring Operating Expenses	120,674	13.8%	106,311	12.5%	122,026	13.0%	15.1%
Start-up Expenses	181	0.0%	1,424	0.2%	2,587	0.3%	0.5%
Total Operating Expenses (SG&A)	120,855	13.8%	107,735	12.6%	124,612	13.3%	15.6%
EBITDA	62,700	7.2%	77,705	9.1%	87,065	9.3%	7.3%
Depreciation	33,631	3.8%	29,388	3.4%	31,011	3.3%	3.2%
Total Operating Expenses	154,486	17.6%	137,123	16.1%	155,623	16.6%	18.8%
Operating Income	29,070	3.3%	48,317	5.7%	56,055	6.0%	4.0%
Financial Expenses	(18,433)	-2.1%	(14,746)	-1.7%	(11,649)	-1.2%	-1.2%
Other Non-operating Income (Expenses)	(16,421)	-1.9%	(473)	-0.1%	(2,204)	-0.2%	-0.6%
Monetary Correction	(1,526)	-0.2%	664	0.1%	5,703	0.6%	0.5%
Non-Operating Income	(36,380)	-4.1%	(14,555)	-1.7%	(8,151)	-0.9%	-1.3%
Income before Tax	(7,310)	-0.8%	33,762	4.0%	47,903	5.1%	2.7%
Income Tax	(2,312)	-0.3%	(3,512)	-0.4%	(7,536)	-0.8%	-0.4%
Minority Interest	(36)	0.0%	(104)	0.0%	(169)	0.0%	0.0%
Income	(9,658)	-1.1%	30,146	3.5%	40,198	4.3%	2.2%
Amortization of Goodwill	333	0.0%	343	0.0%	348	0.0%	0.0%
Net Income	(9,326)	-1.1%	30,488	3.6%	40,546	4.3%	2.3%

(Exchange rate US$ =Ch$ 718.61)

Page 23	www.dys.cl

IV Quarter 2002 Results	Distribución y Servicio D&S S. A.

Ticker Symbols
NYSE: DYS
Bolsa de Comercio de Santiago: D&S
Latibex: XDYS

Address
Distribución y Servicio D&S S.A.
Avda. Presidente Eduardo Frei Montalva 8301,
Quilicura Santiago de Chile
Phone
(56-2) 200 5301
Fax
(56-2) 624 2979

E-mail info@dys.cl

Website www.dys.cl

The information presented in this report has been prepared by the company based on the FECU (Uniform Code Statistics Form) submitted to the SVS (Superintendency of Securities and Insurance) on this date.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The foregoing statements involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. Except for historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company’s operations, markets, products and prices, and other factors detailed in the Company’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward contained herein.

Page 24	www.dys.cl

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCION Y SERVICIO D&S S.A.

By:	/s/ Miguel Núñez

Chief Financial Officer

Dated: April 1, 2003